# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Onex Direct Lending BDC Fund, CIK 0001860424
CUSIP: 000000000
Title of class of securities: Common Shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 930 Sylvan Avenue, Englewood Cliffs, New Jersey (NJ), 07632
Date of event which requires filing of this statement: 02/06/2026
Amends the filing with accession number 0001193125-24-014407
Filed by CIK 0000937226
Persons authorized to receive notices and communications: Colin Sam, c/o Onex Corporation, 161 Bay Street P.O. Box 700, Toronto, Ontario Canada (A6), M5J 2S1, 1-416-362-7711

## Reporting persons
- Onex Corporation (CIK 0000937226): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 609,508.33; sole dispositive power 0; shared dispositive power 609,508.33; aggregate amount beneficially owned 609,508.33 (6.9% of the class)
- Onex Credit Holdings LLC (CIK 0002042481): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 609,508.33; sole dispositive power 0; shared dispositive power 609,508.33; aggregate amount beneficially owned 609,508.33 (6.9% of the class)
- Gerald W. Schwartz (CIK 0001275599): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 609,508.33; sole dispositive power 0; shared dispositive power 609,508.33; aggregate amount beneficially owned 609,508.33 (6.9% of the class)
- Onex Partners V GP Ltd (CIK 0001817315): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Onex Partners Canadian GP Inc. (CIK 0001817206): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of beneficial interest, par value $0.001 per share
Name of issuer: Onex Direct Lending BDC Fund
Address of issuer's principal executive offices: 930 Sylvan Avenue, Englewood Cliffs, New Jersey (NJ), 07632

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by each of the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "SEC") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

(i) Onex Credit Holdings LLC, a Delaware limited liability company;

(ii) Onex Corporation, an Ontario corporation, the sole member of Onex Credit Holdings LLC;

(iii) Gerald W. Schwartz, a Canadian citizen and the Chairman of Onex (collectively, with Onex Credit Holdings LLC, and Onex Corporation, the "Onex Persons");

(iv) Onex Partners V GP Limited, a Cayman Islands exempted company; and

(v) Onex Partners Canadian GP Inc., an Ontario corporation.
Residence or business address: The principal business and principal office address of the Reporting Persons is c/o Onex Corporation, 161 Bay Street P.O. Box 700, Toronto, ON, Canada, M5J 2S1.
Present principal occupation or employment: The information set forth in Schedule A with respect to the persons required to be identified in respect of Onex Corporation, Onex Partners V GP Limited and Onex Partners Canadian GP Inc. is incorporated herein by reference (such persons, the "Covered Persons").
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information set forth in Item 2(a) is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by the following.

REORGANIZATION

Following a reorganization on February 6, 2026 (the "Restructuring"), the investment funds indirectly controlled by Onex Partners V GP Limited and Onex Partners Canadian GP Inc. no longer beneficially own any securities of the Issuer. As a result, neither Onex Partners V GP Limited nor Onex Partners Canadian GP Inc. are deemed to beneficially own any securities of the Issuer following the Restructuring.

Further, following the Restructuring voting and investment decisions will be exercised independently with regard to the securities of the Issuer held of record by Convex Re Limited on the one hand and Onex Credit Holdings LLC on the other. Therefore, Convex Re Limited and Convex Group Limited will no longer jointly file a Schedule 13D with the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of this Schedule 13D is hereby amended and restated by the following.

The information contained on the cover pages is incorporated by reference to this Item 5.

Onex Credit Holdings LLC, Onex Corporation and Mr. Gerald W. Schwartz may be deemed to share beneficial ownership of 609,508.33 common shares of beneficial interest, par value $0.001 per share (the "Common Shares"), representing 6.9% of the Common Shares outstanding, based on 8,859,835.14 Common Shares outstanding as of February 9, 2026, as disclosed on a Form 8-K filed by the Issuer on February 9, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

Onex Credit Holdings LLC is the record holder of 609,508.33 Common Shares. Onex Corporation may be deemed to beneficially own the Common Shares held by Onex Credit Holdings LLC, through its ownership of all of the equity of Onex Credit Holdings LLC. Mr. Gerald W. Schwartz, the Chairman and Founder of Onex Corporation, indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to beneficially own all of the Common Shares beneficially owned by Onex Corporation. Mr. Schwartz disclaims any such beneficial ownership.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of February 6, 2026, Onex Partners V GP Limited and Onex Partners Canadian GP Inc. ceased to be the beneficial owner of more than five percent of the Common Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Schedule A - Information regarding the Covered Persons.

## Signatures
- Onex Corporation: By: /s/ Christopher A. Govan, Christopher A. Govan, Chief Financial Officer (02/10/2026)
- Onex Credit Holdings LLC: By: /s/ Zachary Drozd, Zachary Drozd, Authorized Signatory (02/10/2026)
- Gerald W. Schwartz: By: /s/ Christopher A. Govan, Christopher A. Govan, attorney-in-fact for Gerald W. Schwartz (02/10/2026)
- Onex Partners V GP Ltd: By: /s/ David Copeland, David Copeland, Director (02/10/2026)
- Onex Partners Canadian GP Inc.: /s/ David Copeland, David Copeland, Vice President (02/10/2026)
- Onex Partners Canadian GP Inc.: /s/ Colin Sam, Colin Sam, Vice President (02/10/2026)